

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Dr. Jiong Ma
Chief Executive Officer
Chavant Capital Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re: Chavant Capital Acquisition Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed on August 11, 2023**
> **File No. 333-271197**

Dear Dr. Jiong Ma:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover page

1.   We note you deleted the legend required by Item 501(b)(10) of Regulation S-K. Please revise to include this legend.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 5. Loss Per Share, page 136

2.   We note your revisions made in response to prior comment 16. Please further reconcile the table at the bottom of page 137 with respect to the share numbers shown in the line items for Assumed Options and RSUs and Employee Stock Purchase Plan with the related

share numbers disclosed on page 24. We note that the total potentially dilutive common share equivalents as totaled in the tables on pages 24 and 137 differ and such difference appears attributable to these two aforementioned line items. Please revise or advise.

Material U.S. Federal Income Tax Considerations, page 193

3. We note your response to prior comment 29 and reissue our comment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Outstanding Equity Awards at 2022 Fiscal Year-End, page 262

4. Refer to footnote two of Outstanding Equity Awards at 2022 Fiscal Year-End table. Please revise to discuss your 2020 Key Employee Stock Option Plan or clarify whether footnote two should refer to your 2020 Key Employee Equity Incentive Plan, described on page 258, instead.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Mobix Labs
Liquidity and Capital Resources, page 273

5. We note your disclosure on F-85 that a note having a principal balance of $344,000 matured in June 2022. This appears inconsistent with your disclosure on page 273 that a $0.4 million note has "a maturity date within the next 12 months." Please advise or revise.

6. We note your disclosure on F-86 that you issued additional convertible notes having a principal amount of $250,000 in January 2023. Please revise to discuss this note.

Index to Financial Statements
Chavant Capital Acquisition Corp., page F-1

7. Given that Chavant, an SEC filer, has now filed its Form 10-Q for the quarter ended June 30, 2023, please provide updated interim financial statements and related disclosures for Chavant as required by Rule 8-08 of Regulation S-X and Item 14(e) of Form S-4.

8. In the next amendment, please comply with the financial statement updating requirements for Mobix Labs and EMI Solutions. In this regard, please provide updated unaudited interim financial statements of Mobix Labs for the nine months ended June 30, 2023 and 2022, along with audited financial statements of EMI Solutions for the years ended June 30, 2023 and 2022. Further, Selected Historical and Pro Forma Financial Data, Unaudited Pro Forma Condensed Combined Financial Information, MD&A of both Chavant and Mobix Labs, and related financial information should also be updated accordingly to the most recent financial statement period. Refer to Rule 8-08 of Regulation S-X and Item 17

of Form S-4.

Note 6. Commitments and Contingencies

Business Combination Marketing Agreement, page F-17

9.   We have reviewed your response to prior comments 18 and 42 with respect to the $2.8 million marketing fee payable to the representatives in your IPO. We note disclosure on page 99 that under the business combination marketing agreement with the underwriters, the marketing fee is conditioned on the completion of an initial business combination and that on page 300 you disclose the marketing fee will become payable only if you consummate a business combination, and that if the business combination does not occur, you will not be required to pay these contingent fees. Given that the fees are contingently payable upon the condition of the business combination being consummated or services being rendered in connection therewith, please tell us and disclose how you have accounted for the $2.8 million marketing fee payable in your unaudited pro forma financial statements which reflect the business combination. To the extent no services have been provided by the underwriters with respect to this agreement, and thus, the contingent fee is not and will not become payable, please also disclose this fact.

General

10.   Please tell us, with a view to disclosure, whether you have received notice from Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC or any other firm engaged in connection with Chavant's initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC's initial public offering.

11.   We note your response to prior comment 44 that certain shareholders agreed to waive their redemption rights for no consideration. Please revise your disclosure.

    You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John C. Ericson